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                                                                     Exhibit 2.4

                         UNITED STATES BANKRUPTCY COURT
                          NORTHERN DISTRICT OF ILLINOIS
                                EASTERN DIVISION

      In re:                                     Chapter 11
                                                 Case Nos. 99 B 13841 and 20953
      SOURCEONE WIRELESS, INC., and              (Jointly Administered)
      SOURCEONE WIRELESS, LLC,                    Hon. Eugene R. Wedoff
                                                 Hearing Date: November 18, 1999
                       Debtors.                  Hearing Time: 10:00 a.m.

 ORDER (A) AUTHORIZING AND APPROVING THE SALE OF CERTAIN OF THE DEBTORS' ASSETS
  PURSUANT TO THE ASSET PURCHASE AGREEMENT WITH AQUIS COMMUNICATIONS, INC., (B)
      AUTHORIZING AND APPROVING PROCEDURES FOR ASSUMPTION AND ASSIGNMENT OR REJECTION OF UNEXPIRED LEASES AND EXECUTORY CONTRACTS AND (C) GRANTING
                                 RELATED RELIEF

         This matter initially came before the Court on the Motion dated July 30, 1999 ("Motion") filed by Source0ne Wireless, Inc. and Source0ne Wireless, LLC (together, "Debtors") concerning the sale of substantially all of the Debtors' Assets pursuant to sections 363 and 365 of title 11 of the United States Code, 11 U.S. C. Sections 101, ET SEQ. ("Bankruptcy Code"), and which, among other things, sought approval of the Asset Purchase Agreement dated as of August 2, 1999, as amended by the Amendment dated as of November 15, 1999 ("Purchase Agreement") (substantially in the form attached to the Motion) between Aquis Communications, Inc. ("Aquis") and the Debtors and Source0ne Wireless II, LLC.

         In conjunction with the Motion, the Debtors filed an Emergency Motion dated July 30, 1999, to approve an Agreement Pending Purchase Closing ("Management Agreement") with Aquis. As recited in the Emergency Motion, due to the Debtors' insufficient resources to continue operations and its lenders unwillingness to continue post petition financing, Aquis agreed, on an emergency basis, to manage the Debtors' midwest operations, including bank accounts related to that business, and to assume certain financial responsibilities as set forth in the Management Agreement pending the closing of the Purchase Agreement. The Emergency Motion was granted by order dated August 4, 1999.

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         The Court also entered an order dated August 3, 1999, preliminarily granting the Motion and, among other things, approving the form and manner of service of the Notice of Proposed Sale ("Sale Notice") and setting a schedule for filing and considering objections to the Motion. The Official Committee of Unsecured Creditors ("Committee") filed an objection to the Motion. No other objections to the Motion were filed. The Debtors filed a Memorandum dated August 23, 1999, in response to the Committee's Objection. The Debtors' primary secured lender, Foothill Capital Corporation, as agent ("Foothill"), submitted its Response dated August 23, 1999, in support of the sale to Aquis (or higher bidder) and in support of and supplementing the Debtors' Memorandum. Two other secured lenders, Glenayre Electronics, Inc. ("Glenayre") and Associates Capital Corporation ("Associates") filed Responses to the Committee's Objection and adopted the Debtors' Memorandum as supplemented by Foothill's Response.

         After a hearing, the Court entered a final order dated September 9, 1999 ("Procedures Order"), which, among other things, (a) granted the Motion;
(b) approved certain sale procedures for the sale and assignment of the Transferred Assets (as defined in the Purchase Agreement) and the Debtors' other assets ("Other Assets") identified in the Procedures Order and the Sale Notice;
(c) provided certain bid protections and outlined procedures ("Section 365 Procedures") for the treatment of executory contracts and unexpired leases; and
(d) recognized lienholders' rights to credit bid pursuant to Bankruptcy Code section 363(k).

         A hearing was held on September 16, 1999 ("Hearing") at which the Debtors conducted an auction of the Transferred Assets and the Other Assets. At the Hearing, Aquis was the only bidder for the Transferred Assets and certain other bidders made offers for the Other Assets, The other bidders whose offers were the highest for the Other Assets are identified on .EXHIBIT A and separate orders approving those offers are being submitted to the Court.

         At the Hearing, representatives of secured lenders advised the Court that those lenders had reached an agreement on the allocation of the Purchase Price under the Purchase Agreement. After the Hearing, disputes arose between the Debtors and Foothill, on the one hand, and Aquis, on the other hand, concerning purchase price adjustments pursuant to Section 1.6(d) of the Purchase Agreement. The status hearing on entry of this Order was continued numerous times as

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the parties attempted to resolve this dispute. The parties have resolved this dispute upon the terms stated in the Amendment, which is attached as EXHIBIT B and provides a Purchase Price comprised of a $2.25 million Cash Payment and delivery of $1.5 million of Aquis Shares.

         The Court has considered the pleadings, objections, memoranda, and other submissions concerning the foregoing, the evidence proffered or adduced at, the arguments of counsel made at, and the record of the hearings related to the foregoing proceedings. Therefore, after due deliberation, the Court has determined that just cause for the relief granted in this Order. is established, and

         THE COURT HEREBY MAKES THE FOLLOWING FINDINGS OF FACT AND CONCLUSIONS OF LAW:

JURISDICTION

         A. This Court has jurisdiction over this matter under sections 157 and 1334 of title 28 ("Title 28") of the United States Code. The matters determined under this Order are core proceedings under section 157(b)(2) of Title 28. The statutory predicates for the relief granted by this Order are, among others, sections 363 and 365 of title 11 of the Bankruptcy Code.

 NOTICE

         B. Proper, timely, adequate, and sufficient notice of the Motion, the proposed sale, the Sale Notice, the Procedures Order, and the Hearing has been provided in accordance with applicable law and rules and no other or further notice of those pleadings or proceedings, or entry of this Order is required except as required under the Section 365 Procedures.

         C. Under the circumstances, a reasonable opportunity to object or be heard has been afforded to all interested persons and entities, including all entities who claim interests in the Transferred Assets and Other Assets.

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JUSTIFICATION FOR SALE

         D. The Debtors have established sound business justifications for the proposed sale of the Transferred Assets to Aquis and the Other Assets as set forth in EXHIBIT A, including, but not limited to, the Debtors' financial condition and the diminution in value or loss of the Transferred Assets and the Other Assets if they are not promptly sold as provided in the Purchase Agreement and under this Order. The closing of the transactions contemplated by the Purchase Agreement and the sale of the Other Assets are in the best interest of the Debtors, their estates and creditors, and other parties.

         E. Under the circumstances, the thorough marketing process engaged in by the Debtors and their professionals and the procedures followed under the Motion and Procedures Order have provided the Debtors adequate opportunity to maximize the sales price for the Transferred Assets and Other Assets.

         F. Aquis' offer under the terms and conditions of the Purchase Agreement and as approved by this Order, is the highest and best offer for the Transferred Assets. Without limiting the foregoing, the Purchase Price (as defined in the Purchase Agreement) constitutes full and adequate consideration and reasonably equivalent value for the Transferred Assets.

         G. The offers of the bidders ("Other Bidders") for the Other Assets, as identified in EXHIBIT-A, upon the terms of the Procedures Order and as approved by this Order, are the highest and best offers for the Other Assets. The bid prices constitute full and adequate consideration and reasonably equivalent value for the Other Assets.

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         H. Pursuant to Section 363(f)(2) of the Bankruptcy Code, each of
Foothill, Glenayre, Associates, and Newcourt Financial USA, Inc. d/b/a Fujitsu Financial Services ("Fujitsu") have expressly or impliedly consented to the sale of the Transferred Assets.

         I. The terms and conditions of the sale of the Transferred Assets and Other Assets and the transactions authorized by this Order are fair and reasonable.

         J. The transactions contemplated in the Purchase Agreement and the Motion, as approved, and implemented by this Order, are in compliance with and satisfy all applicable provisions of the Bankruptcy Code, including section 363 and, upon satisfaction of the Section 365 Procedures, section 365. The Debtors may sell the Transferred Assets and Other Assets free and clear of all Encumbrances as provided below.

         K. A portion of the Other Assets for which Leavitt Communications, Inc. ("Leavitt") was the highest offeror in the bid amount of $24,000 ("Leavitt Proceeds") are assets that would otherwise have been part of the Transferred Assets. Aquis consented to the sale to Leavitt and the payment of the Leavitt Proceeds to Debtors (subject to Foothill's first priority security interest in those proceeds) in exchange for a reduction of the cash portion of the Purchase Price (as defined in the Purchase Agreement) by the amount of the Leavitt Proceeds received by Debtors.

 SECTION 365 PROCEDURES

         L. Pursuant to the Purchase Agreement and section 365 of the Bankruptcy Code, the Debtors will assume and assign Section 365 Contracts (as defined in the Purchase Agreement) to Aquis. The assumption and assignment will be effective as of the Closing Date (as defined in the Purchase Agreement).

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         M. As soon as practicable after entry of this Order, the Debtors and
Aquis will specify the Section 365 Contracts and will file with the Court and serve by mail on each non-debtor party to a written Section 365 Contract a notice ("Assumption Notice") (a) stating the Debtors' intention to assume and assign the non-debtor party's Section 365 Contract as of the Closing of the Purchase Agreement, (b) specifying the amount and manner of payment to cure defaults and permit assumption and assignment as required under Bankruptcy Code section 365; (c) describing the adequate assurance of future performance of the assignee, (d) setting a hearing before the Court on not less than five (5) business days notice ("Assumption Hearing") to consider objections, if any, to the cure amounts and to authorize assumption and assignment of the Section 365 Contracts, (e) advising the non-debtor party to the Section 365 Contract that, if no objection is made by the Assumption Hearing, the cure amount in the Debtors' Assumption Notice will govern and the non-debtor party will be barred from asserting any other claim against the Debtors or Aquis regarding the
Section 365 Contract.

         N. Notwithstanding the entry of this Order, the order entered pursuant to the Section 365 Procedures and providing for the assumption and assignment of the Section 365 Contracts will constitute a determination of those contracts and leases to be assumed and assigned in connection with the sale of all or substantially all of the Debtors' assets.

GOOD FAITH

         O. The Purchase Agreement was negotiated and entered into by the parties in good faith, from arm's length bargaining positions, and without collusion. Aquis is not an insider, as that term is defined in section 101(31) of the Bankruptcy Code. Each of Aquis and the Other Bidders is a purchaser in good faith, with respect to the Transferred Assets and the Other Assets

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respectively, as that term is used in the Bankruptcy Code, and, as such, is entitled to the full protection of section 363(m) of the Bankruptcy Code as the transferee of the Transferred Assets and the Other Assets. Aquis will be acting in good faith pursuant to section 363(m) of the Bankruptcy Code in closing the transactions contemplated by the Purchase Agreement in accordance therewith, including the assignment of the Section 365 Contracts in accordance with the
Section 365 Procedures at any time after the entry of this Order.

         P. The Debtors have full corporate power and authority necessary to enter into the Purchase Agreement, any related agreement and all other documents contemplated by the Purchase Agreement or such other related agreements, and the sale of the Transferred Assets by the Debtors has been duly and validly authorized by all necessary corporate power and authority necessary to consummate the transactions contemplated by the Purchase Agreement. No consents or approvals, other than this Order, are required for Debtors to consummate such transactions.

         BASED ON THE FOREGOING, THIS COURT ORDERS, ADJUDGES, AND DECREES AS
FOLLOWS:

         1. The Purchase Agreement (a copy of which is attached as EXHIBIT B) and all transactions contemplated thereby be, and hereby are, approved in all respects, and the Debtors are authorized and directed to enter into, and to implement and perform their obligations under, the Purchase Agreement and to take such other actions as are reasonably necessary to effectuate the terms of the Purchase Agreement.

         2. The Debtors are authorized and directed pursuant to, among others, sections 363(b) and (f) of the Bankruptcy Code to sell the Transferred Assets to Aquis and the Other Assets to the Other Bidders free and clear of any and all liens, claims, (including any and all "claims" as defined in section 101(5) of the Bankruptcy Code and any and all rights and claims under any

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bulk transfer statutes and similar laws ("Claims")), mortgages, guarantees, security agreements, security interests, pledges, hypothecations, charges, obligations, rights, restrictions, interests, and encumbrances in or with respect to any of the Assets (including without limitation any options or rights to purchase such Transferred Assets or Other Assets and any mechanic's or tax liens), whether imposed by agreement, understanding, law, equity, or otherwise (collectively, "Encumbrances"), except. as specifically provided in the Purchase Agreement and this Order, with all such Encumbrances to attach only to the proceeds of sale and the interest earned thereon with the same priority, validity, force and effect as they now have in or against the Transferred Assets and Other Assets.

         3. The Debtors are authorized and directed at the Closing Date to deliver, in accordance with the terms of the Purchase Agreement, bills of sale and such other documentation that may be necessary or reasonably requested by Aquis to evidence the transfers contemplated by the Purchase Agreement and this Order.

         4. On the Closing Date, the Debtors' creditors are authorized and directed to execute such documents and take all other actions as may be necessary to release their Encumbrances in or against the Assets, if any, as such Encumbrances may have been recorded or may otherwise exist.

         5. The Debtors have received the Leavitt Proceeds subject to Foothill's first priority security interest in those proceeds and the cash portion of the Purchase Price is reduced by the amount of the Leavitt Proceeds received by the Debtors.

         6. The Debtors are authorized and directed to implement and satisfy the
Section 365 Procedures and to assume and assign the Section 365 Contracts to Aquis on the Closing Date.

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         7. In connection with the assumption and assignment of the Section 365
Contracts and as specifically provided in the Purchase Agreement, the Debtors will cure any outstanding defaults that must be cured, except for the Debtors' contract with MCI Telecommunications, Inc. All payments and other actions to cure any outstanding defaults with respect to the Section 365 Contracts will be specified in the Assumption Notice and neither the Debtors nor Aquis will be required to take any other action or to make any other payment with respect to the cure of outstanding defaults under the Section 365 Contracts. All non-debtor parties to the Assigned Agreements are hereby enjoined and forever barred from asserting any claim or default which may exist under such Assigned Agreement except (a) as specified in the Assumption Notice or (b) if the non-debtor party objects to the cure amount, then as specified a Court order or agreement among that non-debtor party, Aquis, and the Debtors.

         8. Upon compliance with the Section 365 Procedures, the entry of the Assumption Order, and assignment to Aquis, on the Closing Date, the Section 365 Contracts will be valid and binding and in full force and effect and enforceable in accordance with their terms, and, pursuant to section 365(k) of the Bankruptcy Code, the Debtors and their estates will be relieved from any further liability with respect to the Section 365 Contracts.

         9. The sale, conveyance, and assignment of the Transferred Assets and the assumption and assignment of the Section 365 Contracts in accordance with the Section 365 Procedures, pursuant to this Order and the Purchase Agreement will be binding upon the Debtors, Aquis, all creditors and shareholders of the Debtors, all persons having or asserting a Claim against, any Encumbrance against, or any interest in, the Debtors or any of the Transferred Assets, all parties to the Section 365 Contracts, and all parties to any actions or proceedings that

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directly or indirectly contest the power or authority of any of the Debtors to assume and assign the Section 365 Contracts or to sell, assign and convey the Transferred Assets pursuant to the Purchase Agreement and this Order, or that seek to enjoin any such assumption, sale, assignment, or conveyance.

         10. Except for the Assumed Liabilities . expressly assumed under the Purchase Agreement and Aquis' obligations under the Management Agreement, Aquis will not be liable for any Claims against the Debtors or any of their predecessors or affiliates, and Aquis will have no successor or vicarious liabilities of any kind or character whether known or unknown as of the Closing Date, now existing or hereafter arising, whether fixed or contingent, with respect to the Debtors. Under no circumstances will Aquis be deemed a successor of or to the Debtors for any Claim or Encumbrances against the Debtors or the Transferred Assets. The sale, transfer, assignment, and delivery of the Transferred Assets will not be subject to any such Claims, Encumbrances, liabilities, or obligations, and all such Claims, Encumbrances, liabilities and obligations will remain with the Debtors (except that nothing in this Paragraph 9 (sic) will in any way expand or increase the liabilities of the Debtors), except that Aquis will assume the Debtors' obligations under the Section 365 Contracts to the extent such obligations arise after the Closing Date. All persons holding Claims or Encumbrances will be forever barred and are hereby enjoined from asserting, prosecuting, or otherwise pursuing such Claims or Encumbrances against Aquis or the Transferred Assets with respect to any Claim such person had, has or may have against the Debtors, their estates, their principals, shareholders, or the Transferred Assets, and following the Closing Date no creditor of the Debtors will interfere with Aquis' title to or use and enjoyment of the Transferred Assets based on or related to such creditor's Claim against the Debtors or any actions that the Debtors may take in their chapter 11 cases.

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         11. This Order (a) is and will be effective as a determination that, on the Closing Date, all Encumbrances existing as to the Transferred Assets prior to the, Closing Date have been unconditionally released, discharged, and terminated and (b) is and will be binding upon and will govern the acts of all entities including, without limitation, all filing agents, filing officers, title agents, title companies, recorders or mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state, and local officials, and all other persons and entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any of the Assets.

         12. If any person or entity that has filed financing statements, mortgages, mechanic's liens, LIS PENDENS or other documents or agreements evidencing Encumbrances in or against the Transferred Assets has not delivered to the Debtors prior to the Closing Date, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, or releases of all Encumbrances which the person or entity has with respect to the Assets, the Debtors are hereby authorized and directed to execute and file such statements, instruments, releases and other documents on behalf of the person or entity with respect to the Transferred Assets.

         13. All entities who are presently, or on the Closing Date may be, in possession of any of the Transferred Assets are hereby directed to surrender possession of the Transferred Assets to Aquis on the Closing Date.

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         14. On the Closing Date, this Order will be construed and constitute for any and all purposes a full and complete general assignment, conveyance and transfer of the Transferred Assets or a bill of sale transferring good and marketable title in such Transferred Assets to Aquis. Each and every federal, state, and local governmental agency or department will be, and it hereby is, directed to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Purchase Agreement, including, without limitation, documents, and instruments for recording in any governmental agency or department required to transfer to Aquis the names and any and all licenses under the Debtors' ownership necessary for the operations that are associated with the Transferred Assets, and any termination statements under the Uniform Commercial Code.

         15. The transfer of the Transferred Assets pursuant to the Purchase Agreement and this Order is deemed to be a transfer pursuant to section 1146(c) of the Bankruptcy Code and, accordingly, will not be taxed under any law imposing a sales tax, stamp tax, or similar tax.

         16. The hens of Foothill, Glenayre, Associates, and Fujitsu will be deemed to attach to the Purchase Price proceeds with the same validity, extent, and priority as existed prior to the Closing. The Debtors are hereby authorized and directed to pay or cause to be paid the following amounts to the following persons contemporaneously with the Closing:

          a. To Fujitsu, in full satisfaction of its liens on the Debtors' interest in Calling Party Pays property, $44,222 of the Aquis Shares.

          b. To Glenayre, in full satisfaction of its liens on the Debtors' interest in Calling Party Pays property, $40,871 of the Aquis Shares.

          c. To Associates, in full satisfaction of its liens on the Debtors' interest in Calling Party Pays property, $16,146 of the Aquis Shares.

          d. To Glenayre, in full satisfaction of its liens on the Debtors' interest in the equipment located at the Midwest Transmitter Sites and the Other

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                Midwest Transmitter Sites, $259,129 of the Aquis Shares and
                $150,000 of the Cash Payment.

          e. To Associates, in full satisfaction of its liens on the Debtors' interest in the equipment located at the Midwest Transmitter Sites and the Other Midwest Transmitter Sites, $133,854 of the Aquis Shares and $75,000 of the Cash Payment.

          f. To Foothill, in full satisfaction of its liens on the Debtors' interest in the Transferred Assets, the remainder of the Purchase Price.

All such payments and distributions to the foregoing parties will be and are hereby deemed to be final and irrevocable, notwithstanding anything to the contrary contained in the Motion, the Purchase Agreement, the Order, or any subsequent order entered or plan confirmed in the Debtors' case.

         17. Pursuant to the Management Agreement and notwithstanding any other agreement or instruction, prior to the Closing of the Purchase Agreement and while the Management Agreement is in effect, Foothill will not seek to direct funds from the Debtors' bank accounts managed by Aquis, including any lockbox account, without further Court order; provided, however, that this restriction is not applicable to the debtor-in-possession operating and payroll accounts.

         18. This Order will be binding upon, and will inure to the benefit of, the Debtors and Aquis and their respective successors and assigns, including, without limitation, any trustee, responsible person, estate administrator, representative or similar person hereinafter appointed for or in connection with any of the Debtors' estates or affairs in this or any subsequent case under the Bankruptcy Code involving any of the Debtors.

         19. Nothing herein constitutes: a) a finding of good faith with respect to; or b) authorization for the Debtors to assume, or to assume and assign to Aquis or any other party: i) that certain Subordination Agreement dated September 8, 1997 among SourceOne Wireless, Inc., Foothill, Sol Friedman and Wheeling Realty Corporation (the "Subordination Agreement"); or ii)

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that certain lease agreement between SourceOne Wireless, Inc. and Wheeling
Realty Corporation dated June 8, 1994, as amended on May 1, 1996 and January 2, 1997 (the "Lease"). Further, neither the Transferred Assets nor the Other Assets include either the Subordination Agreement or the Lease.

         20. Nothing contained in any chapter 11 plan of reorganization (or liquidation) confirmed in these cases or the order of confirmation confirming any such plan or order of dismissal will conflict with or derogate the provisions of the Purchase Agreement or the terms of this Order.

         21. This Court retains jurisdiction over the parties for the purpose of enforcing the provisions of this Order.

         22. After the execution of this Order by this Court, with respect to the Purchase Agreement, Aquis will be entitled to the protection of section 363(m) of the Bankruptcy Code. The transactions contemplated by the Purchase Agreement are undertaken by Aquis in good faith, as that term is used in section 363(m) of the Bankruptcy Code, and, accordingly, the reversal or modification on appeal of this Order and the authorization to consummate the transactions provided herein will not affect the validity of any transfer under the Purchase Agreement and this Order to Aquis, unless such transfer is duly stayed pending such appeal.

         23. The officers and authorized employees of the Debtors will be, and they hereby are, authorized and empowered to execute and deliver any and all documents, and to do any and all acts, as reasonably may be necessary, to implement the terms of the Purchase Agreement as modified and approved by this Order.

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         24. The Purchase Agreement and any related agreements, documents and other instruments may be modified, amended, or supplemented by the parties thereto, in a writing signed by the parties, and in accordance with the terms thereof without further order of the Court, provided that any such modification, amendment, or supplement is not material.

         25. This Order will be entered without delay and notwithstanding Federal Rule of Bankruptcy Procedure 7062, this Order will be effective and enforceable immediately upon entry.

Dated: November 18, 1999.                      ENTERED:  November 18, 1999

                                               /s/ EUGENE R. WEDOFF
                                               --------------------------------
                                               UNITED STATES BANKRUPTCY JUDGE